UNITED STATES OF AMERICA
          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        Washington, D. C.

 . . . . . . . . . . . . . . . . . . . . . . . . . .
                                                   .
        In the Matter of                           .
                                                   .
ARKANSAS POWER & LIGHT COMPANY                     .
LOUISIANA POWER & LIGHT COMPANY                    .
MISSISSIPPI POWER & LIGHT COMPANY                  .
NEW ORLEANS PUBLIC SERVICE INC.                    .
                                                   .
     File No. 70-5015                              .
     ________________                              . CERTIFICATE
                                                   . PURSUANT TO
     In the Matter of                              . RULE 24
                                                   .
SYSTEM FUELS, INC.                                 .
SYSTEM ENERGY RESOURCES, INC.                      .
ARKANSAS POWER & LIGHT COMPANY                     .
LOUISIANA POWER & LIGHT COMPANY                    .
MISSISSIPPI POWER & LIGHT COMPANY                  .
NEW ORLEANS PUBLIC SERVICE INC.                    .
                                                   .
     File No.  70-5889                             .
     File No.  70-7574                             .
     File No.  70-7668                             .
     ________________                              .
                                                   .
     In the Matter of                              .
                                                   .
SYSTEM FUELS, INC.                                 .
ENTERGY CORPORATION                                .
                                                   .
     File No.  70-8331                             .
                                                   .
     (Public Utility Holding Company Act of 1935)  .
 . . . . . . . . . . . . . . . . . . . . . . . . . .

Pursuant to Rule 24 promulgated by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935, modified by request in the application(s) - declaration(s) referenced above, this is to certify that the following transactions were carried out and borrowings made, during the quarter ended September 30, 1995, pursuant to System Fuels, Inc.'s (SFI) function as a supplier of fuel for the Entergy Corporation Operating Companies (System) in accordance with the terms and conditions of and for the purposes represented in the application(s) - declaration(s), as amended, and pursuant to the Orders of the SEC, indicated below:

70-5015 December 17, 1971 ...................................  I
70-5889 April 28, 1978 ......................................  I
70-7574 January 31, 1989 ...................................  II
70-7668 September 27, 1989 ................................  III
70-8331 March 16, 1994 .....................................  IV

I. File No. 70-5015 and File No. 70-5889 - 1995 Fuel Supply
   Programs

  Expenditures for SFI's fuel program for 1995 during the 3rd quarter and year to date are indicated below:

                                                 Net Expenditures
                                                   During    Year
                                                  3rd Qtr  To Date
                                                   (In Thousands)

   1995 Fuel Supply Program:
     1.  Gas and Oil Development and Production . $  105  $    105
     2.  Nuclear Fuel Procurement ............... 15,466     9,294
     3.  Fuel Oil Program ........................  (941)   (1,007)
                                                  ------     -----
   Total Expenditures ............................14,630     8,392
                                                  ------     -----
  Less funds derived through amortization and
       depreciation charges:
     Amortization of Gas and Oil Development and
       Production Costs ..........................  (849)   (1,723)
     Depreciation and other amortization .........  (137)     (420)
                                                  ------    ------

  Total depreciation and amortization ............  (986)   (2,143)
                                                  ------    ------

  Net Expenditures ...............................13,644     6,249

  (Increase) decrease in:
     Outside financing ...........................15,000    23,000
     System Money Pool borrowings ...............(21,646)   (9,056)
                                                 --------   -------

  Total (increase) decrease in borrowings ........(6,646)   13,944
                                                 --------   ------

  Increase (decrease) in working capital         $(6,998) $(20,193)
                                                 ========  ========

  1. Gas and Oil Development and Production
                                                   Net Expenditures
                                                      During Year
                                                   3rd Qtr To Date
                                                    (In Thousands)

     Gas  and  Oil  Development  and Production  $   105  $    105
                                                 =======   =======
      a) During the quarter, there was no drilling activity.



      b)    During the 3rd quarter of 1995, SFI produced  294,126
      MCFs  of  natural gas and 13,638 barrels of oil  from  it's
      Gas and Oil Development and Production Program (Program) which were sold to non-System parties.

                 During the 3rd quarter of 1995, all of SFI's natural gas production was sold to non-System parties. This condition is expected to continue indefinitely. As a result, SFI's expenditures in the Program are being limited to amounts required to protect its existing investment in the properties. Investments in new leases are not being made at this time.

                 During this quarter, SFI recorded net excess amortization of $849,000, which resulted in accumulated excess amortization of $1,723,000 at September 30, 1995.

            c) Calculation of net proceeds from sales to non-System parties from the Program used to amortize the investment in the Program:

                                                Net Expenditures
                                                 During     Year
                                                3rd Qtr   To Date
                                                  (In Thousands)
       Sales to non-System parties:
         Natural gas .......................... $     692  $  1,936
        Condensate ............................        26       126
        Crude oil .............................       132       517
                                                  -------   -------

        Total .................................       850     2,579

        Miscellaneous income from non-System parties.. 75       211
                                                  -------    ------
        Total ..................................      925     2,790

        General and administrative expense .....      (24)     (110)
        Operating expense ......................     (100)     (754)
        Interest expense .......................       15        (3)
        Amortization adjustment ................       33      (200)
                                                  -------   --------

        Net proceeds ........................... $   (849) $ (1,723)
                                                 =========  ========


2.  Nuclear Fuel Procurement (See Item III)

                                                    Net Expenditures
                                                   During       Year
                                                   3rd Qtr    To Date
                                                     (In Thousands)

   Nuclear Fuel Procurement .................... $  15,466   $  9,294
                                                  ========    =======

                                                     Net Expenditures
                                                    During       Year
                                                    3rd Qtr     To Date
                                                     (In Thousands)

   Activities during the period:
     Expenditures for nuclear materials and
        processing services ..................... $  14,759  $ 91,938
      General and administrative expense ........        53       128
     Interest expense ...........................       654     1,980
                                                   --------    ------
      Total  ....................................    15,466    94,046
     Sales of nuclear materials and processing
         services  to  System  companies ........       -      84,752
                                                   --------   -------
    Net  effect on inventory .................... $  15,466  $  9,294
                                                   ========   =======

  During  the 3rd quarter of 1995, SFI's purchases totaled  $15.5 million for nuclear materials and services. No new contracts were entered into and no sales were made during the quarter.



3. Fuel Oil Program (See Item II)

                                                       Net Expenditures
                                                     During         Year
                                                     3rd Qtr      To Date
                                                       (In Thousands)

   Fuel Oil Inventory .......................... $    (941)   $ (1,007)
                                                  =========    ========
   a) Fuel Oil Inventory:


                                                                Book
       Inventory as of:                            Barrels      Value
                                                      (In Thousands)

         September 30, 1995 ...................     1,735    $ 27,518
         June  30, 1995 .......................     1,755    $ 28,459
         March 31, 1995 .......................     1,757    $ 28,359
         December 31, 1994 ....................     1,759    $ 28,526

                                                     During 3rd Qtr.
                                                   Barrels      Cost

     Sales price per barrel to System companies excluding period cost:

            #2 Fuel Oil .......................    39,891    $  22.92
            #6 Fuel Oil .......................     2,097    $  11.71

   SFI has a fuel oil contract with Marathon Oil Company dated April 15, 1982. On January 1, 1994 Marathon breached the contract by refusing to deliver product and on December 29, 1994, SFI filed suit against Marathon in federal court in New Orleans, Louisiana. During this quarter, SFI continued to prepare for the trial which was rescheduled from November 27, 1995 to January 29, 1996 at the request of the court.



4.     Other Items:

      a) As of September 30, 1995, SFI's outstanding debt and Parent Companies investment consisted of:

                                                        (In Thousands)
          Parent Companies:
             Common stock .............................. $     20
             Notes payable .............................   34,000
                                                          -------
                Total ..................................   34,020
          System Money Pool ............................   21,646
                                                          -------
          Total ........................................ $ 55,666
                                                          =======

      b) As of January 1, 1987, SFI's employees were transferred to Entergy Services, Inc. (Entergy Services). Entergy Services bills SFI for labor associated with the operation of continuing activites for SFI and other services provided to SFI (financial, legal, administrative, and other activities). For the 3rd quarter of 1995, SFI was billed by Entergy Services for the following amounts:

                                                                 Total
                                                                 During
                                      Jul       Aug       Sep    3rd Qtr
     Cost of services charged to
     Service Requests established
     to track cost of functions
     previously performed by SFI
     personnel:

      Direct Cost:
        Labor and related cost    $ 14,896  $ 21,330 $  21,234  $ 57,460
           Other direct cost ....      902     2,105     2,172     5,179
        Indirect cost ...........    1,620       980     2,408     5,008
                                   -------   -------    ------    ------
              Total .............   17,418    24,415    25,814    67,647
                                   -------   -------    ------    ------
     Cost of services charged to
     Service Requests not related
     to transfer of SFI personnel: 102,134   183,720   156,311   442,165
                                   -------   -------   -------   -------
     Total cost of services
     performed by Entergy
     Services ................... $119,552  $208,135 $ 182,125  $509,812
                                   =======   =======   =======   =======
     Amounts billed to Operating
     Companies for the Fuel Oil
     Program * .................. $ 72,651  $149,394 $ 133,211  $322,256

     Charged to Nuclear Fuel
     Procurement ................   14,726    22,351    10,574    47,651

     Charged to Gas and Oil
     Development and Production .   32,175    36,390    38,340   106,905
                                   -------   -------   -------   -------
        Total ................... $119,552  $208,135 $ 182,125  $509,812
                                   =======   =======   =======   =======

    * Charged to the Fuel Oil Program as a component of period costs. For the 3rd quarter of 1995 Fuel Oil Program period costs were allocated 8% to Arkansas Power & Light Company, 56% to Louisiana Power & Light Company, 26% to Mississippi Power & Light Company, and 10% to New Orleans Public Service Inc.

       c) As previously reported, the System's fuels planning and procurement administration was reorganized during 1988, redefining the fuels management roles and placing the responsibility for most fuel procurement decisions with Entergy Corporation System Executives.

SFI, utilizing Entergy Services personnel, continues to be responsible for gas and oil production, financing nuclear fuel inventory and fuel oil inventory and facilities, and accounting functions related to these continuing activities.





II.  File No 70-7574 Bank of America Agreement

      During the quarter, SFI had no borrowings or repayments under this financing agreement. Commitment fees of $19,042 were incurred on the unused portion of the agreement. As of September 30, 1995, the sum of the Aggregate Borrowing Base of Eligible Fuel Oil Inventory and Receivables was $10,794,699, and there were no outstanding borrowings under this agreement.



III. File No 70-7668 Yasuda Trust and Banking Co., Ltd. Agreement
     (Yasuda)

      During the quarter, SFI had no borrowings and repaid $15,000,000 under this financing agreement. Commitment fees of $18,123 were incurred on the unused portion of the agreement. The average outstanding principal balance was $0 and interest cost totaled $92,839 for the quarter.

      As previously reported, the Yasuda credit agreement was amended, pursuant to SEC authorization (See HCAR No. 25634, dated September 17, 1992) to increase the commitment fees and margins payable on certain loans and to extend the termination date of the agreement to September 27, 1996. A copy of the amended credit agreement was previously filed with the SEC.

    As of September 30, 1995, the book value of the nuclear fuel was $46,583,933 and there was no outstanding borrowings under the Yasuda financing agreement.


IV. File No 70-8331 Entergy Corporation Revolving Credit
    Agreement (Entergy)

     Pursuant to the Order issued on March 16, 1994, (Release 35-26006), SFI entered into a loan agreement with Entergy Corporation on March 21, 1994. The agreement allows SFI to borrow and reborrow from Entergy Corporation amounts not to exceed $30,000,000 at any one time. This agreement expires on December 31, 1996.

      During  the quarter ended September 30, 1995, SFI  borrowed
$21,646,000 under this agreement.

      IN WITNESS WHEREOF, SFI has caused this certificate to be executed as of the 31st of October, 1995.





                           ARKANSAS POWER & LIGHT COMPANY
                           LOUISIANA POWER & LIGHT COMPANY
                           MISSISSIPPI POWER & LIGHT COMPANY
                           NEW ORLEANS PUBLIC SERVICE INC.
                           SYSTEM ENERGY RESOURCES, INC
                           ENTERGY CORPORATION



                           BY:  /s/William J. Regan, Jr.
                              --------------------------
                                William J. Regan, Jr.
                                Vice President
                                and Treasurer



                           SYSTEM FUELS, INC.



                           BY:  /s/ William J. Regan, Jr.
                              ---------------------------
                                William J. Regan, Jr.
                                Vice President, Treasurer
                                and Assistant Secretary